Exhibit 99.1

Americas Gold and Silver Surpasses Exploration Target at the Galena Complex; Exploration to Commence at Cosalá Operations

TORONTO--(BUSINESS WIRE)--September 13, 2022--Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) (“Americas” or the “Company”), a growing North American precious metals producer, provides an update to its Mineral Reserve and Mineral Resource statement as at June 30, 2022.

2022 Mineral Reserve and Mineral Resource Update Highlights

  Since the June 2021 Mineral Reserve and Mineral Resource statement, the Company’s exploration drilling has solely focused on the Galena Complex joint venture (60% USA/40% Eric Sprott).
  Following the success of the Phase 1 drill program at the Galena Complex, the Phase 2 drill program initially focused on conversion of mineral resources to mineral reserves with increased infill drilling in addition to continuing to drill new targets.
  Year-over-year, P&P silver mineral reserves at the Galena Complex (100% basis) increased from 16.6 million silver ounces to 20.9 million silver ounces, a 26% increase from the previous estimate.
  M&I silver mineral resources (exclusive of mineral reserves) at the Galena Complex on a 100% basis increased from 64.2 million silver ounces to 77.3 million silver ounces, a 20% increase year-over-year.
  With the restart of mining at the Cosalá Operations in late 2021 and return to full production in early 2022 and limited exploration conducted on the property, there was only minor depletion of mineral reserves.

“The Company was successful in converting mineral resources to mineral reserves and increased confidence categories of mineral resource as part of the continued drilling at the Galena Complex,” stated Americas President and CEO Darren Blasutti. “The conversion of mineral resources to mineral reserves greatly supports our goal to increase annual production at the Galena Complex. While we focused on infill drilling, the Company was successful in continuing to add ounces and increase the overall mineral resource at the Galena Complex.”

Attributable Mineral Reserves and Mineral Resources

On a consolidated and attributable basis, estimated contained metal in the proven and probable mineral reserve (“P&P”) categories totalled 34.7 million ounces of silver (increase of 7% year-over-year), 107.0 million pounds of zinc (decrease of 23% y-o-y), 135.7 million pounds of lead (increase of 19% y-o-y) and 32.6 million pounds of copper (increase of 8% y-o-y). Estimated contained metal in the measured and indicated mineral resource (“M&I”) categories totalled 78.8 million ounces of silver (increase of 8% y-o-y), 572 thousand ounces of gold (decrease of 2% y-o-y), 815.0 million pounds of zinc (increase of 1% y-o-y), 796.0 million pounds of lead (increase of 10% y-o-y) and 32.7 million pounds of copper (decrease of 5% y-o-y). Please refer to the Company’s website for a breakdown of the Mineral Reserve and Mineral Resource statement by asset.

Attributable Proven and Probable Mineral Reserves – June 30, 20221

Silver Mineral Reserves
	Proven			Probable			Proven and Probable
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Total Silver	954	214	6,550	4,532	193	28,162	5,486	197	34,712
Zinc, Lead and Copper Mineral Reserves
	Proven			Probable			Proven and Probable
	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)
Total Zinc	708	2.76	43.1	957	3.03	64.0	1,665	2.92	107.0
Total Lead	871	2.29	44.0	1,422	2.93	91.8	2,293	2.69	135.7
Total Copper	83	0.61	1.1	3,109	0.46	31.5	3,192	0.46	32.6

At the Galena Complex, mineral reserves were successfully increased as part of the Phase 2 infill drill program. The Company replaced depletion from mining activities and added silver ounces through an increase in ore associated with both silver-lead and silver-copper veins. The Galena Complex added approximately 4.3 million ounces (100% basis) which represents a 26% increase year-over-year. In addition to adding to the silver mineral reserve, the Galena Complex added approximately 3.0 million pounds of copper (100% basis) from the successful drilling of high-grade silver-copper rich vein systems. The Galena Complex also added significantly to the silver-lead mineralization which resulted in adding approximately 64.2 million pounds of lead (100% basis).

The Company resolved the illegal blockade at the Cosalá Operations and resumed mining and milling activities in Q4-2021. As a result of the successful restart and with limited exploration conducted on the property since the previously reported mineral reserve estimate, the Cosalá Operations silver mineral reserve decreased slightly to 22.2 million ounces, representing a 2% decrease year-over-year. Mining has recently focused on the San Rafael Main Zone which contains higher-grade zinc and lower-grade silver. Mining of these higher-grade zinc areas resulted in zinc mineral reserves decreasing from 139.9 million pounds to 107.0 million pounds year-over-year. Lead mineral reserves also decreased due to mining dilution while copper mineral reserves increased slightly year-over-year.

As a result of the temporary suspension of mining operations at Relief Canyon in August 2021, the Company previously reclassified all proven and probable mineral reserves into measured and indicated mineral resources. The Company is presently continuing with metallurgical testing.

Attributable Measured and Indicated Mineral Resources – June 30, 20221

Silver and Gold Mineral Resources – Exclusive of Mineral Reserves
	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)	(kt)	(g/t)	(koz)
Total Silver	14,632	34	15,984	23,837	82	62,849	38,469	64	78,834
Total Gold	12,177	0.90	352	10,431	0.66	220	22,608	0.79	572
Zinc, Lead and Copper Mineral Resources – Exclusive of Mineral Reserves
	Measured			Indicated			Measured and Indicated
	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds	Tonnes	Grade	Pounds
	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)	(kt)	(%)	(Mlbs)
Total Zinc	1,764	2.14	83.3	8,834	3.76	731.8	10,598	3.49	815.0
Total Lead	2,205	2.33	113.0	10,876	2.85	683.0	13,081	2.76	796.0
Total Copper	507	0.37	4.1	4,409	0.29	28.6	4,916	0.30	32.7

At the Galena Complex, while exploration focused on infill drilling to increase mineral reserves, drilling also continued with brownfield exploration to test new targets and define new veins. The M&I silver mineral resource (100% basis) increased from 64.2 million silver ounces to 77.3 million silver ounces, a 19% increase compared to last year. M&I lead mineral resource (100% basis) increased by 18% year-over-year to 709.1 million pounds while M&I copper mineral resource (100% basis) increased by 4% year over year to 19.3 million pounds.

The Company continues to advance development further east along the 5500 Level to allow for continued exploration of the 360 Complex and testing of the Caladay Zone. Development has crossed the 291 Vein which was previously mined on the 5200 Level. The Company is concurrently exploring and developing the 291 Vein given the successful mining of the vein on the 5200 Level.

At the Cosalá Operations, as limited exploration drilling was conducted on the property the M&I mineral resources are almost unchanged year-over-year. The Company recently reinterpreted historic geophysical information and, after incorporating new data from an IP survey completed this summer, has identified seven major IP/Mag anomaly trends on property near San Rafael and EC120. A 17-hole drill program is planned to test this area.

Attributable Inferred Mineral Resources – June 30, 20221

Silver and Gold Mineral Resources
	Inferred
	Tonnes	Grade	Ounces
	(kt)	(g/t)	(koz)
Total Silver	11,808	198	75,097
Total Gold	2,732	0.29	25
Zinc, Lead and Copper Mineral Resources
	Inferred
	Tonnes	Grade	Pounds
	(kt)	(%)	(Mlbs)
Total Zinc	4,447	2.51	246.0
Total Lead	7,276	3.86	619.9
Total Copper	3,809	0.37	30.9

Inferred silver mineral resources (100% basis) at the Galena Complex decreased from 106.5 million silver ounces to 103.0 million silver ounces as a result of successful conversion to M&I mineral resources and P&P mineral reserves. Inferred lead mineral resources (100% basis) at the Galena Complex decreased by 18% to 833 million pounds from 1,010 million pounds. The Galena inferred copper mineral resources (100% basis) increased by 17% to 28.2 million pounds from the previously reported estimate.

About Americas Gold and Silver Corporation

Americas Gold and Silver Corporation is a high-growth precious metals mining company with multiple assets in North America. The Company owns and operates the Relief Canyon mine in Nevada, USA, the Cosalá Operations in Sinaloa, Mexico and manages the 60%-owned Galena Complex in Idaho, USA. The Company also owns the San Felipe development project in Sonora, Mexico. For further information, please see SEDAR or www.americas-gold.com.

Qualified Persons

Mineral Reserve estimates were prepared by Company personnel under the supervision of Daren Dell, P.Eng., the Company’s Chief Operating Officer. Mineral Resource estimates and technical or scientific information in this news release were prepared internally by, or under the supervision of, Niel de Bruin, P.Geo., the Company’s Director of Geology. Messrs. Dell and De Bruin are each considered a “qualified person” for the purpose of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). These estimates reflect the Company's 60% interest in the Galena Complex. See “Notes for Mineral Reserve and Mineral Resource Estimates” below regarding matters relating to review and verification of sampling, analytical and test data underlying the information contained in the written disclosure.

Cautionary Statement on Forward-Looking Information:

This news release contains “forward-looking information” within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, all mineral resource and mineral reserve estimates, Americas Gold and Silver’s expectations, intentions, plans, assumptions and beliefs with respect to, among other things, estimated production rates and results for gold, silver and other precious metals, as well as the related costs, expenses and capital expenditures, the recapitalization plan at the Galena Complex, exploration program and completion of the hoist project, including the expected production levels and potential additional mineral resources thereat; expected production levels at the Cosalá Operations with the resumption of mining operations having been achieved; expectations regarding the level of support from the Mexican government with respect to the long‐term stability of Cosalá Operations, and its ability to maintain such support in the near‐and long‐term; [the timing and conclusions of the data compilation and analysis occurring at Relief Canyon, and] the length of time of the temporary suspension in mining operations at Relief Canyon. Often, but not always, forward-looking information can be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “potential’, “estimate”, “may”, “assume” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas Gold and Silver as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas Gold and Silver to be materially different from those expressed or implied by such forward-looking information. With respect to the business of Americas Gold and Silver, these risks and uncertainties include risks relating to widespread epidemics or pandemic outbreak including the COVID-19 pandemic; the impact of COVID-19 on our workforce, suppliers and other essential resources and what effect those impacts, if they occur, would have on our business, including our ability to access goods and supplies, the ability to transport our products and impacts on employee productivity, the risks in connection with the operations, cash flow and results of the Company relating to the unknown duration and impact of the COVID-19 pandemic; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development or production; general economic conditions and conditions affecting the industries in which the Company operates; the uncertainty of regulatory requirements and approvals; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; and risks associated with the mining industry such as economic factors (including future commodity prices, currency fluctuations and energy prices), ground conditions and other factors limiting mine access, failure of plant, equipment, processes and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in ore grade or recovery rates, permitting timelines, capital and construction expenditures, reclamation activities, labor relations or disruptions, social and political developments and other risks of the mining industry. The potential effects of the COVID-19 pandemic on our business and operations are unknown at this time, including the Company’s ability to manage challenges and restrictions arising from COVID-19 in the communities in which the Company operates and our ability to continue to safely operate and to safely return our business to normal operations. The impact of COVID-19 on the Company is dependent on a number of factors outside of its control and knowledge, including the effectiveness of the measures taken by public health and governmental authorities to combat the spread of the disease, global economic uncertainties and outlook due to the disease, and the evolving restrictions relating to mining activities and to travel in certain jurisdictions in which it operates. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward‐looking information is available in Americas Gold and Silver’s filings with the Canadian Securities Administrators on SEDAR and with the SEC. Americas Gold and Silver does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law. Americas Gold and Silver does not give any assurance (1) that Americas Gold and Silver will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward‐looking information concerning Americas Gold and Silver are expressly qualified in their entirety by the cautionary statements above.

Cautionary Note to U.S. Investors:

The terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, “inferred mineral resource” used in the press release are Canadian mining terms used in accordance with NI 43-101 under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum Standards. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” are recognized and required by Canadian regulations, they are not defined terms under standards in the United States and normally are not permitted to be used in reports and registration statements filed with the Securities & Exchange Commission (“SEC”). As such, information contained in the Company's disclosure concerning descriptions of mineralization and resources under Canadian standards may not be comparable to similar information made public by U.S companies in SEC filings. With respect to “inferred mineral resource” there is a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves.

____________________________
1 Notes for Mineral Reserve and Mineral Resource Estimates:

CIM (2014) Definition and Standards were followed for Mineral Reserve and Mineral Resource Estimates. Mineral Reserves are estimated at a net smelter return (“NSR”) cut-off value of US$60/tonne at San Rafael, US$45/tonne at El Cajón, US$45/tonne at Zone 120 and US$225/tonne at Galena. The NSR cut-off is calculated using long-term assumptions based on operating results for metal recoveries, off-site concentrate treatment costs, and on-site operating costs. Mineral Reserves are estimated using metal prices of US$20.00 per ounce of silver, US$2.75 per pound of copper, US$0.90 per pound of lead and US$1.15 per pound of zinc. Numbers may not add or multiply accurately due to rounding.

Mineral Resources are estimated at a NSR cut-off value of US$34/tonne at San Rafael, US$45/tonne at El Cajón, US$45/tonne at Zone 120 and US$198/tonne at Galena. Mineral Resources are estimated at a 90 g/tonne silver equivalent cut-off grade at Nuestra Señora. Mineral Resources are estimated at a 2.3% zinc equivalent cut-off grade at San Felipe. Mineral Resources are estimated at a 0.17g/tonne gold cut-off grade at Relief Canyon and are constrained by a $1,500 gold pseudoflow pit shell. Inferred Mineral Resources at Relief Canyon include existing low-grade stockpiles. Mineral Resources are estimated using metal prices of US$1,500 per ounce of gold, US$22.00 per ounce of silver, $3.50 per pound of copper, US$1.10 per pound of lead and US$1.30 per pound of zinc. Mineral Resources are reported exclusive of Mineral Reserves. Mineral Resources do not have demonstrated economic viability. Numbers may not add or multiply accurately due to rounding.

Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is therefore no certainty that the conclusions of the initial exploration drilling results will be realized. Additionally, where the Company discusses exploration/expansion potential, any potential quantity and grade is conceptual in nature and there has been insufficient exploration to define a Mineral Resource and it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

Varying cut‐off grades have been used depending on the mine, methods of extraction and type of ore contained in the mineral reserves. Mineral Resource metal grades and material densities have been estimated using industry‐standard methods appropriate for each mineral project with support of various commercially available mining software packages. The Company’s normal data verification procedures have been employed in connection with the calculations. Verification procedures include industry standard quality control practices. Sampling, analytical and test data underlying the stated mineral resources and mineral reserves have been verified by employees of the Company under the supervision of Qualified Persons, for purposes of 43‐101 and/or independent Qualified Persons. The Company is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant issues that would materially affect the Mineral Reserve and Mineral Resource Estimates. Additional details regarding Mineral Reserve and Mineral Resource estimation, classification, reporting parameters, key assumptions and associated risks for each of the Company’s mineral properties are provided in the respective NI 43‐101 Technical Reports which are available at www.sedar.com and the Company’s website at www.americas-gold.com. Additional notes regarding the current Mineral Reserve and Mineral Resource Statement are available on the Company’s website at www.americas-gold.com/operations/reserves-and-resources.

Contacts

For more information:
Stefan Axell
VP, Corporate Development & Communications
Americas Gold and Silver Corporation
416-874-1708

Darren Blasutti
President and CEO
Americas Gold and Silver Corporation
416‐848‐9503